SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Cell Therapeutics, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

150934883
(CUSIP Number)

October 5, 2012
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 150934883	13G	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,911,221
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,911,221
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,911,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 150934883	13G	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,911,221
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,911,221
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,911,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 150934883	13G	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KEVIN C. TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,911,221
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,911,221
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,911,221
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON IN

Item 1(a).	Name of Issuer:

Cell Therapeutics, Inc. (the “Issuer”)

Item1 (b).	Address of Issuer’s Principal Executive Offices:

3101 Western Avenue, Suite 600, Seattle, Washington 98121

Item 2(a).	Name of Person Filing:

This Statement on Schedule 13G (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin C. Tang, the manager of Tang Capital Management.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4747 Executive Drive, Suite 510, San Diego, CA 92121

Item 2(c).	Citizenship:

Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value (the "Common Stock")

Item 2(e).	CUSIP Number: 150934883

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned as of the Effective Date:

Tang Capital Partners.  Tang Capital Partners is the beneficial owner of 6,911,221 shares of Common Stock, which is issuable upon conversion of the Issuer’s Series 17 Preferred Stock (the “Preferred Stock”) that Tang Capital Partners owns.  Tang Capital Partners is the beneficial owner of 15,000 shares of Preferred Stock.

Each share of Preferred Stock has a stated value of $1,000 per share and is convertible into Common Stock, at the option of the holder or pursuant to automatic conversion as described below, by dividing the stated value by a conversion price of $1.40 per share, subject to certain limitations discussed below.

All outstanding shares of the Issuer’s Preferred Stock will automatically convert into Common Stock, subject to certain limitations discussed below, on the first to occur of:

• the 30th day after the original issuance date of the Preferred Stock;
• the date on which 5,000 or less shares of Preferred Stock remain outstanding; or

Page 5 of 8 Pages

• the adoption by the Issuer’s board of directors of a resolution that it intends to adopt an amendment to the Issuer’s articles of incorporation without shareholder approval to effect a reverse stock split with respect to the Issuer’s Common Stock in order to achieve compliance with the listing rules of The NASDAQ Capital Market or for other good faith business reasons.

A conversion of the Preferred Stock may not be effected, and no holder may request a conversion of its Preferred Stock, to the extent such conversion would result in the holder and its affiliates beneficially owning more than 9.99% of the Issuer’s Common Stock; provided, however, that in the event of an automatic conversion, the maximum conversion threshold will increase to 19.99% effective from the 90th day after the original issuance date of the Preferred Stock, without any further action on the part of a holder.  As a result of the foregoing limitation, only 6,911,221 shares of Common Stock are issuable upon conversion of the Preferred Stock beneficially owned by Tang Capital Partners as of the Effective Date. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Tang Capital Partners or any other person that is the beneficial owner of any of the Common Stock underlying such Preferred Stock for purposes of Section 13G of the Securities Exchange Act of 1934, as amended, or for any other purpose, and as such beneficial ownership is expressly disclaimed.

Tang Capital Management. Tang Capital Management, as the general partner of Tang Capital Partners, may be deemed to beneficially own the shares of the Issuer’s Common Stock beneficially owned by Tang Capital Partners.

Kevin C. Tang.  Kevin C. Tang, as the manager of Tang Capital Management, may be deemed to beneficially own the shares of the Issuer’s Common Stock beneficially owned by Tang Capital Partners.

Mr. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

The percentages used herein are based upon 69,181,400 shares of the Issuer’s Common Stock outstanding (62,270,179 shares of Common Stock outstanding per the Issuer's prospectus filed pursuant to Rule 424B2 (File Number 333-183037) as filed with the Securities and Exchange Commission on October 4, 2012, plus the 6,911,221 shares of Common Stock issuable upon conversion of the Preferred Stock beneficially owned by Tang Capital Partners as of October 5, 2012, which is the date of the event that requires filing of this statement (the “Effective Date”)).

(b)	Percent of Class:

Tang Capital Partners	9.9%
Tang Capital Management	9.9%
Kevin C. Tang	9.9%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin C. Tang	0 shares

Page 6 of 8 Pages

(ii)	shared power to vote or to direct the vote:

Tang Capital Partners	6,911,221 shares
Tang Capital Management	6,911,221 shares
Kevin C. Tang	6,911,221 shares

(iii)	sole power to dispose or to direct the disposition of:

Tang Capital Partners	0 shares
Tang Capital Management	0 shares
Kevin C. Tang	0 shares

(iv)	shared power to dispose or to direct the disposition of:

Tang Capital Partners	6,911,221 shares
Tang Capital Management	6,911,221 shares
Kevin C. Tang	6,911,221 shares

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	October 9, 2012

TANG CAPITAL PARTNERS, LP

By: Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang

Page 8 of 8 Pages